SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated December 3, 2021

City of Buenos Aires, December 3, 2021.

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of

YPF S.A.’s Board of Directors

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23, section 8, Chapter VI of the ByMA Listing Regulations, in order to inform you of the changes to the composition of YPF S.A.’s Board of Directors.

In that regard, we inform you that at its meeting held on December 3, 2021 the Company’s Board of Directors considered and decided to accept the resignation of Ms. María Eugenia Tulia Snopek, as Director for Class D shares, strictly for personal reasons.

According to the provisions set forth in article 258 of the Argentine General Corporations Law No. 19,550 and article 13 of YPF’s bylaws (Vacancies), the members of the Supervisory Committee for Class D shares appointed Ms. Gabriela Alejandra del Valle Lasquera as Director for Class D shares, by virtue of the above mentioned vacancy, until the election of directors by the Shareholders’ Meeting.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 3, 2021	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer